UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On December 7, 2010, Husky Energy Inc. issued a press release announcing that it had closed its previously announced overnight-marketed public offering and concurrent private placement.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: December 7, 2010

Exhibit A

NOT FOR DISTRIBUTION TO THE U.S. NEWS WIRES SERVICES, OR DISSEMINATION IN THE UNITED STATES

HUSKY ENERGY CLOSES $1.0 BILLION COMMON SHARE OFFERING

Calgary, Alberta (December 7, 2010) – Husky Energy Inc. (TSX:HSE) (the “Company”) is pleased to announce it has closed its previously announced $293 million overnight-marketed public offering (the “Public Offering”) and $707 million concurrent private placement (the “Private Placement”). The Company has received total net proceeds of $988 million from the combined Public Offering and Private Placement.

Pursuant to the Public Offering, the Company has issued, through a syndicate of underwriters led by RBC Capital Markets and CIBC, a total of 11.9 million common shares at a price of $24.50 per share for total gross proceeds of approximately $293 million.   The Public Offering was conducted under the Company’s previously filed shelf prospectus (the "Prospectus") and supplement to the Prospectus.

Pursuant to the Private Placement, the Company has issued a total of 28.9 million common shares to L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. (the “Principal Shareholders”) at a price of $24.50 per share for a total gross proceeds of approximately $707 million.  RBC Capital Markets and CIBC acted as joint agents on the private placement.

 This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.  This news release is not an offer for sale within the United States of any Common Shares or other securities of Husky.  Securities of Husky, including Common Shares, may not be offered or sold in the United States absent registration under the U.S. securities laws or exemption from registration under such laws.

Husky Energy Inc. is an integrated energy company headquartered in Calgary, Alberta, Canada.  The Company is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

All currency is expressed in Canadian dollars unless otherwise noted.

For additional information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations 403-298-6817	Graham White Corporate Communications 403-298-7088